Mail Stop 3561

July 25, 2005

Richard A. Smith
President and Chief Executive Officer
Eschelon Telecom, Inc.
730 Second Avenue South, Suite 900
Minneapolis, MN 55402

Re: 	Eschelon Telecom, Inc.
Amendment No. 3 to Form S-1
Filed July 20, 2005
File No. 333-124703

Form 10-K for the fiscal year ended Dec. 31, 2004, filed March 31,
2005
Form 10-Q for the fiscal quarter ended March 31, 2005, filed May
16,
2005
File No. 0-50706

Dear Mr. Smith:

      We have reviewed your amended registration statement and your response letter filed July 20, 2005, and we have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.


Prospectus Summary, page 1

Recent Developments, page 3

1. Please disclose your net loss per share.

Network Services, page 38

2. Please refer to prior comments 1 and 21. Considering that the contract permitted Global Crossing to back bill you for up to 180 days of PIC charges, please tell us why you did not accrue the back billed charges up to 180 days. Also tell us what is meant by "costs net of validly disputed charges."

3. Considering that Global Crossing is your largest customer (page
56), please disclose in your Management`s Discussion and Analysis how the termination of the agreement in 2006 would affect the results of your operations on a forward-looking basis.

Recent Accounting Pronouncements, page 51

4. Please refer to prior comment 2. We do not believe that the two factors you considered support your conclusion that the conversion features in the Series A and B preferred shares are substantive. The nominal fair value assigned to the common stock at the time the preferred shares were issued implies that the preferred shareholders could not have anticipated the conversion of their preferred holdings to common stock prior to the stated redemption date. Also, you stated that it was not certain that a conversion upon the effectiveness of a qualified initial public offering will occur at the time the preferred shares were issued. Please revise to classify these shares as liabilities under paragraph A9 of SFAS 150.

Note 8. Capital Stock, page F-24

5. Please disclose the initial conversion prices for the series A and series B preferred stock.

6. Please refer to prior comments 15-18. Please provide us with copies of the independent valuations performed by the third party and the underwriters. If the underwriters did not perform a valuation, provide us with a copy of the detailed analysis of the factors considered and/or methods used by the underwriters in determining the
IPO price range.

7. Please tell us the effect of the Black-Scholes analysis on a market approach analysis as addressed in the attached Schedule B.

Note 10. Condensed Consolidating Financial Statements, page F-28

8. Please disclose that the guarantees are joint and several.

9. Please present a separate column for Eschelon Operating
Company,
issuer of the notes.

10. Please delete the heading, "Assets," on pages F-32 to F-36.

Advanced TelCom, Inc. Financial Statements

11. Please tell us why you deleted the audited financial statements for the fiscal year ended December 31, 2003.


*   *   *   *   *


      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 551-3367 or me at (202) 551-3810 with any other questions.


Sincerely,



Larry Spirgel
Assistant Director